UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a letter by Per Olav Karlsen conveying his resignation from the board of directors of Aries Maritime Transport Limited, dated June 30, 2008, and received on July 1, 2008.  Attached hereto as Exhibit 2 is a letter by Henry S. Marcus conveying his resignation from the board of directors of Aries Maritime Transport Limited, dated July 4, 2008.

Exhibit 1

To:              The Board of Directors of Aries Maritime Transport Limited

From:   Per Olav Karlsen, Chairman of the Board

Following the completion of the strategic review and the vote of the Board at the board meeting on Friday 27th June 2008 and as per previous advise, I hereby confirm that I will resign from the Board of Aries Maritime Transport Limited with immediate effect.

My resignation follows fundamental disagreement with the choice that has been made, as well as long standing disagreement regarding past and future direction of the company. I have found it almost impossible to have any influence on the direction of the company and it has been very difficult, despite numerous and vigorous attempts; to exercise corrective actions in regards to the company’s many problems.

I expect that my resignation will be announced by the company within the next two working days in New York in a form that truly reflects my decision and without malice or adversary content.

Sincerely yours,

Per Olav Karlsen
Oslo 30th June 2008

Exhibit 2

To:        The Board of Directors of Aries Maritime Transport Limited

From:     Henry S. Marcus, Member of the Board

I resign from the Board of Directors of Aries Maritime Transport Limited effective immediately.

Sincerely,

Henry S. Marcus
July 4, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: July 8, 2008	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 899266